

July 9, 2010

Thomas Morgan
Chief Executive Officer
Infrastructure Developments Corp.
13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

     Re: **Infrastructure Developments Corp (formerly 1st Buy and Sell Ltd.)**
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Form 10-Q for the Fiscal Quarters Ended September 30, 2009, December 30, 2009, and March 31, 2010
              File No. 000-52936

Dear Mr. Morgan:

     We have reviewed your response letter dated June 23, 2010, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2010

Note 6 - Subsequent Events, page 10

1.   We have read and considered your response to comment one. Given that you plan to account for this transaction as a recapitalization, it is unclear why the surviving entity will reflect the assets and liabilities as well as the accumulated deficit of the company, or the public shell. In a recapitalization transaction, the historical stockholders' equity of the private operating company prior to the merger should be retroactively restated to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities' stock with an offset to paid-in capital. Retained earnings

(deficiency) of the private operating company should be carried forward after the merger. Please advise.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief